GMAC RFC

Distribution Information	Deal Information
1. Distribution Summary	Deal Name: Residential Funding Mtg Sec I, 2006-S3
2. Factor Summary	Asset Type: Mortgage Pass-Through Certificates
3. Components Information *(Not Applicable)*	
4. Interest Summary	Closing Date: 03/30/2006
	First Distribution Date: 04/25/2006
5. Other Income Detail *(Not Applicable)*	
	Determination Date: 10/23/2006
6. Interest Shortfalls, Compensation and Expenses	Distribution Date: 10/25/2006
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	Record Date:
	Book-Entry: 09/29/2006
8. Collateral Summary	Definitive: 09/29/2006
9. Repurchase Information	
10. Loan Status Report (Delinquencies)	
11. Deal Delinquencies (30 Day Buckets)	Trustee: Us Bank, Inc.
12. Loss Mitigation and Servicing Modifications	Main Telephone: 651-495-7000
13. Losses and Recoveries	GMAC-RFC
14. Credit Enhancement Report *(Not Applicable)*	Bond Administrator: Jocelyn Manilay
15. Distribution Percentages	Telephone: 818-260-1504
16. Overcollateralization Summary *(Not Applicable)*	Pool(s) : 40314
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*	
18. Performance Tests	
19. Lender Paid Mortgage Insurance *(Not Applicable)*	
20. Comments	

GMAC RFC

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)		(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	76111XN74	76,950,000.00	75,094,663.25	5.50000000	434,049.92	344,183.87	778,233.79	0.00	0.00	0.00	74,660,613.33
A-2	76111XN82	13,664,000.00	13,664,000.00	5.50000000	0.00	62,626.67	62,626.67	0.00	0.00	0.00	13,664,000.00
A-3	76111XN90	7,500,000.00	7,708,624.55	5.50000000	0.00	0.00	0.00	0.00	0.00	35,331.19	7,743,955.74
A-4	76111XP23	26,600,000.00	26,600,000.00	5.50000000	0.00	121,916.67	121,916.67	0.00	0.00	0.00	26,600,000.00
A-5	76111XP31	41,136,000.00	40,940,680.74	5.50000000	33,075.79	187,644.79	220,720.58	0.00	0.00	0.00	40,907,604.95
A-6	76111XP49	7,000,000.00	4,188,834.01	5.50000000	1,627,399.08	0.00	1,627,399.08	0.00	0.00	19,198.82	2,580,633.75
A-7	76111XP56	117,000,000.00	112,348,393.38	5.50000000	2,039,297.33	514,930.14	2,554,227.47	0.00	0.00	0.00	110,309,096.05
A-8	76111XP64	18,750,000.00	18,459,316.46	5.50000000	49,228.13	84,605.20	133,833.33	0.00	0.00	0.00	18,410,088.33
A-9	76111XP72	10,450,000.00	10,740,683.54	5.50000000	0.00	0.00	0.00	0.00	0.00	49,228.13	10,789,911.67
A-10	76111XP80	5,895,000.00	5,895,000.00	5.50000000	0.00	27,018.75	27,018.75	0.00	0.00	0.00	5,895,000.00
A-P	76111XP98	163,797.14	162,494.80	0.00000000	227.13	0.00	227.13	0.00	0.00	0.00	162,267.67
A-V	76111XQ22	337,775,843.62 [1]	328,415,555.78 [1]	0.53736502	0.00	147,065.86	147,065.86	0.00	0.00	0.00	324,326,851.90 [1]
R	76111XQ30	100.00	0.00	5.50000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	76111XQ48	7,262,200.00	7,231,194.10	5.50000000	5,265.74	33,142.97	38,408.71	0.00	0.00	0.00	7,225,928.36
M-2	76111XQ55	2,026,700.00	2,018,047.02	5.50000000	1,469.53	9,249.38	10,718.91	0.00	0.00	0.00	2,016,577.49
M-3	76111XQ63	1,351,200.00	1,345,431.06	5.50000000	979.74	6,166.56	7,146.30	0.00	0.00	0.00	1,344,451.32
B-1	76111XQ71	675,600.00	672,715.53	5.50000000	489.87	3,083.28	3,573.15	0.00	0.00	0.00	672,225.66
B-2	76111XQ89	675,600.00	672,715.53	5.50000000	489.87	3,083.28	3,573.15	0.00	0.00	0.00	672,225.66
B-3	76111XQ97	675,646.48	672,761.81	5.50000000	489.90	3,083.49	3,573.39	0.00	0.00	0.00	672,271.91
Deal Totals		**337,775,843.62**	**328,415,555.78**		**4,192,462.03**	**1,547,800.91**	**5,740,262.94**	**0.00**	**0.00**	**103,758.14**	**324,326,851.89**

[1].Notional Balance

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S3
October 25, 2006

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	76111XN74	975.88906108	5.64067472	4.47282482	10.11349955	0.00000000	0.00000000	970.24838635
A-2	76111XN82	1,000.00000000	0.00000000	4.58333358	4.58333358	0.00000000	0.00000000	1,000.00000000
A-3	76111XN90	1,027.81660667	0.00000000	0.00000000	0.00000000	4.71082533	0.00000000	1,032.52743200
A-4	76111XP23	1,000.00000000	0.00000000	4.58333346	4.58333346	0.00000000	0.00000000	1,000.00000000
A-5	76111XP31	995.25186552	0.80405946	4.56157113	5.36563059	0.00000000	0.00000000	994.44780606
A-6	76111XP49	598.40485857	232.48558286	0.00000000	232.48558286	2.74268857	0.00000000	368.66196429
A-7	76111XP56	960.24267846	17.42989171	4.40111231	21.83100402	0.00000000	0.00000000	942.81278675
A-8	76111XP64	984.49687787	2.62550027	4.51227733	7.13777760	0.00000000	0.00000000	981.87137760
A-9	76111XP72	1,027.81660670	0.00000000	0.00000000	0.00000000	4.71082584	0.00000000	1,032.52743254
A-10	76111XP80	1,000.00000000	0.00000000	4.58333333	4.58333333	0.00000000	0.00000000	1,000.00000000
A-P	76111XP98	992.04906752	1.38665425	0.00000000	1.38665425	0.00000000	0.00000000	990.66241328
A-V	76111XQ22	972.28846285	0.00000000	0.43539484	0.43539484	0.00000000	0.00000000	960.18367810
R	76111XQ30	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	76111XQ48	995.73050866	0.72508882	4.56376442	5.28885324	0.00000000	0.00000000	995.00541985
M-2	76111XQ55	995.73050772	0.72508511	4.56376375	5.28884887	0.00000000	0.00000000	995.00542261
M-3	76111XQ63	995.73050622	0.72508881	4.56376554	5.28885435	0.00000000	0.00000000	995.00541741
B-1	76111XQ71	995.73050622	0.72508881	4.56376554	5.28885435	0.00000000	0.00000000	995.00541741
B-2	76111XQ89	995.73050622	0.72508881	4.56376554	5.28885435	0.00000000	0.00000000	995.00541741
B-3	76111XQ97	995.73050392	0.72508333	4.56376240	5.28884573	0.00000000	0.00000000	995.00542059

Deal Factor :	96.01836781%

GMAC RFC

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	09/01/2006	09/30/2006	30/360	75,094,663.25	5.50000000	344,183.87	0.00	0.00	0.00	0.00	344,183.87	0.00
A-2	09/01/2006	09/30/2006	30/360	13,664,000.00	5.50000000	62,626.67	0.00	0.00	0.00	0.00	62,626.67	0.00
A-3	09/01/2006	09/30/2006	30/360	7,708,624.55	5.50000000	35,331.20	0.00	35,331.19	0.00	0.00	0.00	0.00
A-4	09/01/2006	09/30/2006	30/360	26,600,000.00	5.50000000	121,916.67	0.00	0.00	0.00	0.00	121,916.67	0.00
A-5	09/01/2006	09/30/2006	30/360	40,940,680.74	5.50000000	187,644.79	0.00	0.00	0.00	0.00	187,644.79	0.00
A-6	09/01/2006	09/30/2006	30/360	4,188,834.01	5.50000000	19,198.82	0.00	19,198.82	0.00	0.00	0.00	0.00
A-7	09/01/2006	09/30/2006	30/360	112,348,393.38	5.50000000	514,930.14	0.00	0.00	0.00	0.00	514,930.14	0.00
A-8	09/01/2006	09/30/2006	30/360	18,459,316.46	5.50000000	84,605.20	0.00	0.00	0.00	0.00	84,605.20	0.00
A-9	09/01/2006	09/30/2006	30/360	10,740,683.54	5.50000000	49,228.13	0.00	49,228.13	0.00	0.00	0.00	0.00
A-10	09/01/2006	09/30/2006	30/360	5,895,000.00	5.50000000	27,018.75	0.00	0.00	0.00	0.00	27,018.75	0.00
A-V	09/01/2006	09/30/2006	30/360	328,415,555.78 [1]	0.53736502	147,065.86	0.00	0.00	0.00	0.00	147,065.86	0.00
M-1	09/01/2006	09/30/2006	30/360	7,231,194.10	5.50000000	33,142.97	0.00	0.00	0.00	0.00	33,142.97	0.00
M-2	09/01/2006	09/30/2006	30/360	2,018,047.02	5.50000000	9,249.38	0.00	0.00	0.00	0.00	9,249.38	0.00
M-3	09/01/2006	09/30/2006	30/360	1,345,431.06	5.50000000	6,166.56	0.00	0.00	0.00	0.00	6,166.56	0.00
B-1	09/01/2006	09/30/2006	30/360	672,715.53	5.50000000	3,083.28	0.00	0.00	0.00	0.00	3,083.28	0.00
B-2	09/01/2006	09/30/2006	30/360	672,715.53	5.50000000	3,083.28	0.00	0.00	0.00	0.00	3,083.28	0.00
B-3	09/01/2006	09/30/2006	30/360	672,761.81	5.50000000	3,083.49	0.00	0.00	0.00	0.00	3,083.49	0.00
Deal Totals				**328,253,060.98**		**1,651,559.06**	**0.00**	**103,758.14**	**0.00**	**0.00**	**1,547,800.91**	**0.00**

1.Notional Balance

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	1,787.79	1,787.79	0.00	0	0.00	68,507.69	20,087.70	34,872.88	0.00	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	717	337,775,843.62	704	328,415,555.78	129	37,903.29	8	3,811,591.10	0	0.00	0	0.00	696	324,326,851.90

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.36377443	6.36382042	351.67	351.25	6.03464373	6.03469944	6.03464373	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	13.20%	8.36%	6.56%		5.92%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	**Count**	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	683	318,447,043.52	0	0.00	0	0.00	0	0.00	0.00	683	318,447,043.52
30 days	7	3,669,368.58	0	0.00	0	0.00	0	0.00	0.00	7	3,669,368.58
60 days	5	1,796,186.87	0	0.00	1	414,252.93	0	0.00	0.00	6	2,210,439.80
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**695**	**323,912,598.97**	**0**	**0.00**	**1**	**414,252.93**	**0**	**0.00**	**0.00**	**696**	**324,326,851.90**
Current	98.13%	98.19%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	98.13%	98.19%
30 days	1.01%	1.13%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.01%	1.13%
60 days	0.72%	0.55%	0.00%	0.00%	0.14%	0.13%	0.00%	0.00%	0.00%	0.86%	0.68%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**99.86%**	**99.87%**	**0.00%**	**0.00%**	**0.14%**	**0.13%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

NOTE:

Loans with both a Bankruptcy and Foreclosure status were
previously reported as Bankruptcies. Beginning with the
October 2006 Distribution, these loans will now be
reported as Foreclosures.

![GMAC RFC]

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S3

October 25, 2006

11. Delinquency Data

	Totals	
	Count % Count	Balance % Balance
1 Month	7 1.01%	3,669,368.58 1.13%
2 Months	6 0.86%	2,210,439.80 0.68%
3 Months	0 0.00%	0.00 0.00%
4 Months	0 0.00%	0.00 0.00%
5 Months	0 0.00%	0.00 0.00%
6 Months	0 0.00%	0.00 0.00%
7 Months	0 0.00%	0.00 0.00%
8 Months	0 0.00%	0.00 0.00%
9 Months	0 0.00%	0.00 0.00%
10 Months	0 0.00%	0.00 0.00%
11 Months	0 0.00%	0.00 0.00%
12 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
13 Months	0 0.00%	0.00 0.00%
14 Months	0 0.00%	0.00 0.00%
15 Months	0 0.00%	0.00 0.00%
16 Months	0 0.00%	0.00 0.00%
17 Months	0 0.00%	0.00 0.00%
18 Months	0 0.00%	0.00 0.00%
19 Months	0 0.00%	0.00 0.00%
20 Months	0 0.00%	0.00 0.00%
21 Months	0 0.00%	0.00 0.00%
22 Months	0 0.00%	0.00 0.00%
23 Months	0 0.00%	0.00 0.00%
24 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
25 Months	0 0.00%	0.00 0.00%
26 Months	0 0.00%	0.00 0.00%
27 Months	0 0.00%	0.00 0.00%
28 Months	0 0.00%	0.00 0.00%
29 Months	0 0.00%	0.00 0.00%
30 Months	0 0.00%	0.00 0.00%
31 Months	0 0.00%	0.00 0.00%
32 Months	0 0.00%	0.00 0.00%
33 Months	0 0.00%	0.00 0.00%
34 Months	0 0.00%	0.00 0.00%
35 Months	0 0.00%	0.00 0.00%
36 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
37 Months	0 0.00%	0.00 0.00%
38 Months	0 0.00%	0.00 0.00%
39 Months	0 0.00%	0.00 0.00%
40 Months	0 0.00%	0.00 0.00%
41 Months	0 0.00%	0.00 0.00%
42 Months	0 0.00%	0.00 0.00%
43 Months	0 0.00%	0.00 0.00%
44 Months	0 0.00%	0.00 0.00%
45 Months	0 0.00%	0.00 0.00%
46 Months	0 0.00%	0.00 0.00%
47 Months	0 0.00%	0.00 0.00%
48 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
49 Months	0 0.00%	0.00 0.00%
50 Months	0 0.00%	0.00 0.00%
51 Months	0 0.00%	0.00 0.00%
52 Months	0 0.00%	0.00 0.00%
53 Months	0 0.00%	0.00 0.00%
54 Months	0 0.00%	0.00 0.00%
55 Months	0 0.00%	0.00 0.00%
56 Months	0 0.00%	0.00 0.00%
57 Months	0 0.00%	0.00 0.00%
58 Months	0 0.00%	0.00 0.00%
59 Months	0 0.00%	0.00 0.00%
60+ Months	0 0.00%	0.00 0.00%

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

Modification Type		Payoffs				Repurchases				Liquidations				Total			
		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
		Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.00%	0.00%	0.00%		0.00 %
	Constant Default Rate	0.00%	0.00%	0.00%		0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *….* (1-MDR_{n-1}) * (1-MDR_{n})]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**3,916,369.00**	**3,377,758.00**	**100,000.00**

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	96.15757885%	100.00000000%

	Ending Percentage
M-1	2.22909248%
M-2	0.62208445%
M-3	0.41474343%
Class M Total:	3.26592036%
B-1	0.20737172%
B-2	0.20737172%
B-3	0.20738598%
Class B Total:	0.62212942%

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False

M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

Comments: Effective October 6, 2006, Residential Funding Corporation, the Master Servicer and Sponsor, changed its name to Residential Funding Company, LLC and converted from a Delaware corporation to a Delaware limited liability company, and HomeComings Financial Network, Inc., a Subservicer, changed its name to HomeComings Financial, LLC and converted from a Delaware corporation to a Delaware limited liability company.

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Residential Funding Mortgage Securities I, 2006-S3
October 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	5,758,562.85
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	1,787.79
Total Deposits	5,760,350.64

Uses of Funds	Amount
Transfer to Certificate Account	5,740,262.94
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	20,087.70
Derivative Payment	N/A
Total Withdrawals	5,760,350.64
Ending Balance	0.00